UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 12, 2024, Navigator Holdings Ltd. (the “Company”) announced the upsize and pricing of the previously announced public offering of a total of 7,000,000 shares of the Company’s common stock by BW Group Limited, as the selling shareholder of the Company.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Company’s press release, titled “Navigator Gas Announces Pricing of Upsized Secondary Public Offering by Selling Shareholder and Concurrent Repurchase of Shares by Navigator Gas”, dated June 12, 2024.

ITEM 2—EXHIBITS

The following exhibit is attached to this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated June 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: June 12, 2024	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary